Response Biomedical Announces Proposed Unit Offering

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, May 5, 2009 –Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) (the “Company”) today announced that it has filed a preliminary short form prospectus in each of the provinces and territories of Canada, other than Québec, in respect of a marketed public offering (the “Offering”) of units (the “Units”). Each Unit will consist of one common share (each a “Common Share”) and one-half of one common share purchase warrant (each a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one additional Common Share for a period of 24 months from the closing date of the Offering.

The Offering will be led by an underwriter. The Company expects to grant the underwriter an over-allotment option to purchase that number of additional Units equal to up to 15% of the Units sold pursuant to the Offering. The Offering is subject to certain closing conditions as described in the preliminary short form prospectus and receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange (“TSX”).

The Offering will be priced in the context of the market with final terms of the Offering to be determined at the time of pricing.

Net proceeds of the Offering will be used primarily for general operating expenses and a small percentage for capital acquisitions related to manufacturing capacity expansion to meet product demand created by our corporate partnerships with Roche Diagnostics, 3M Health Care and Shionogi & Co., Ltd.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack, congestive heart failure and influenza through our commercial partners, 3M Health Care and Roche, respectively.

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In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX under the trading symbol “RBM” and quoted on the OTC Bulletin Board under the symbol “RPBIF”. For further information, please visit the Company’s website at http://www.responsebio.com.

This press release does not constitute an offer to purchase securities. The securities to be offered in the private placement have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States or to, or for the benefit or account of, a U.S. person, except pursuant to an available exemption from such registration requirements.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words “believes,” “may,” “could”, “plans,” “will,” “estimate,” “continue,” “anticipates,” “intends,” expects”, “goal” and similar expressions, are “forward-looking statements” or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to the planned financing, our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; our ability to meet the continued listing requirements of the TSX under its ongoing delisting review; changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report, our Annual Information Form (AIF) (Form 20-F in the U.S.) and other filings with Canadian and United States securities regulatory authorities.

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Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

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Response Biomedical Contacts:
Bill Wickson
Manager, Investor Relations
Response Biomedical Corporation
Tel (604) 456-6073
Email: bwickson@responsebio.com